SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-14640

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

Free translation of the Portuguese

GAE/CREM 0003/09
January 2, 2009

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Mr. Alfredo Egydio Setubal
Investor Relations Officer

UNIBANCO HOLDINGS S.A.
UNIBANCO UNIÃO DE BANCOS BRASlLElROS S.A.
Mr. Geraldo Travaglia Filho
Investor Relations Officer

Dear Sirs,

Given that the deadline for the shareholders to express their dissent with regards to the corporate restructuring approved at the Extraordinary Shareholders' Meetings held on November 28, 2008 terminated on this date, we hereby request information on whether the corporate restructuring will be reconsidered or ratified, as authorized by article 137, paragraph 3, of Law No. 6,404/76, as amended by Law No. 10,303/200l.

Additionally, in the case that the corporate restructuring is ratified, we request to be notified of the date when the reimbursement will be paid to the dissenting shareholders.

Best Regards,

Joree Antonio Tambucci
Company Relations Coordinator
BM&F BOVESPA S.A. (São Paulo Stock Exchange)
Bolsa de Valores, Mercadorias e Futuros
Telephone: +55.11.3233.2207/2233/2064/2177

cc:  CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
Mrs. Elizabeth Lopes Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market Relations Superintendent

Please note that the response from the company must be sent exclusively through the IPE System, by selecting the Category:  Press Release and, subsequently, the Subject:  Clarifications on CVM/Bovespa Consultations, which will transmit the file simultaneously to the Bovespa and the CVM.
For the sake of clarity, the consultation above must be reproduced on the file to be sent by the company before the company's response.

São Paulo, January 6, 2009

SUAC-006/09

To:
BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Company Relations Department
São Paulo, SP

Dear Sirs,

Re:  EXPRESSION OF DISSENT - EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD ON NOVEMBER 28, 2008

In response to your letter GAE/CREM 0003/09 of January 2, 2009, we hereby, inform you that the management of BANCO ITAÚ HOLDING FINANCEIRA S.A., which name is being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. ("ITAÚ"), UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A ("UNIBANCO") and UNIBANCO HOLDINGS S.A. ("UNIBANCO HOLDINGS") will not call Shareholders' Meetings to reconsider or ratify the corporate restructuring approved at the Extraordinary Shareholders' Meetings held on November 28,2008 because:

(i) none of the shareholders of UNIBANCO or UNIBANCO HOLDINGS expressed their dissent;

(ii) only two shareholders of ITAÚ, representing 2,002 common shares, expressed their dissent, and the respective reimbursements will be paid this Friday, January 9, 2009.

Best Regards,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(which name is being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
Alfredo Egydio Setubal
Investor Relations Officer

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. and
UNIBANCO HOLDINGS S.A.
Geraldo Travaglia Filho
Investor Relations Officer

cc:  CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
Mrs. Elizabeth Lopes Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market Relations Superintendent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.